UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

Royal Dutch/Shell Group of Companies

Summary results and business indicators

SECOND QUARTER			$ million	HALF YEAR
2004	2003	%		2004	2003	%
	As restated				As restated
4,002	2,604	+54	Net income *	8,661	8,126	+7
234	(653)		Estimated current cost of supplies (CCS) adjustment for Oil Products segment - see note 2	604	(382)
3,768	3,257	+16	CCS earnings *	8,057	8,508	-5
-	-		* includes: Special credits/(charges) – see note 3	-	1,036
-	-		Asset retirement obligations – see note 1	-	255

SECOND QUARTER			HALF YEAR
2004	2003		2004	2003
	As restated	Summary indicators		As restated
4,813	5,425	Cash from operations ($ million)	12,610	12,113
6,658	4,604	Cash from operations excluding working capital movements ($ million)	12,956	11,329
3,352	3,402	Capital investment ($ million)	6,303	6,139
		Return on Average Capital Employed on a Net income basis (%)	15.5%	17.0%
3,578	3,763	Upstream production (thousand boe/d)	3,821	3,983
		Segment earnings ($ million)
1,935	1,994	Exploration and Production	4,681	5,014
338	452	Gas & Power	863	1,958
1,555	975	Oil Products (CCS basis)	2,678	2,031
371	61	Chemicals	553	115
(431)	(225)	Other segments/Corporate/Minority Interests	(718)	(610)

A report by Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c. on the results of the Royal Dutch/Shell Group of Companies, in which their interests are 60% and 40% respectively.

On a net income basis, Royal Dutch basic earnings per share (EPS) were €0.98 ($1.18), and Shell Transport basic EPS were 9.3p. On a CCS basis, Royal Dutch basic EPS were €0.92 ($1.11) and Shell Transport basic EPS were 8.8p.

The earnings in the second quarter 2004 contained the following items over $50 million as specified in the segment earnings sections below. Exploration and Production’s results included a $141 million charge related to the mark-to-market valuation of certain contracts and $330 million related to the write down of various exploration assets acquired with Enterprise Oil plc. Additionally the earnings reflect the increased tax burden for changes in the tax regime in Denmark as applicable from the start of 2004. At current prices and relative to the same period a year ago, the overall impact of the changes in Denmark is some $200 million negative for the quarter. The results also include a provision of $120 million in respect of certain costs anticipated to arise from the reserves restatement and consequent regulatory and legal action. Management of the Group remains unable at this stage to estimate the range of possible losses from the entire set of regulatory and other actions and litigation in relation to the reserves restatement.

Key features of the second quarter 2004

  Reported net income of $4,002 million was 54% higher than the same period last year.

  The Group’s CCS earnings (i.e. on an estimated current cost of supplies basis for the Oil Products segment earnings) for the quarter of $3,768 million were 16% higher than the same period last year. Earnings reflected lower hydrocarbon production and higher hydrocarbon prices, strong LNG volumes offset by lower marketing and trading income in Gas & Power, record CCS earnings in Oil Products and higher Chemicals earnings.

  Increased interim dividends have been announced of €0.75 per share for Royal Dutch (increase of 1.4%) and of 6.25p per share for Shell Transport (increase of 2.5%).

  During the quarter $4.2 billion dividends were paid to shareholders and Royal Dutch and Shell Transport started their share buy back programmes for the year. Shares for cancellation were purchased under these programmes for a total consideration of $149 million and a further $513 million has been used by the Group for share purchases to underpin employee share option schemes.

  Exploration and Production segment earnings of $1,935 million were 3% lower than a year ago. Earnings included a $141 million charge related to the mark-to-market valuation of certain long-term UK gas supply contracts. Higher oil prices (+35%) and gas prices (+5%) were offset by write downs ($330 million after tax) of various exploration assets acquired with Enterprise Oil plc in 2002 and lower hydrocarbon production.

  Unit production costs, excluding associates and royalties and also excluding the Athabasca Oil Sands Project in Canada, for the first half of 2004 increased compared to the full year 2003 due to lower production and partly due to exchange rates and market conditions. Unit production cost is expected to increase further over the second half of 2004, and for the full year to increase up to $1 per barrel of oil equivalent (boe) before tax compared to the full year 2003. Unit depreciation, depletion and amortisation (DD&A), excluding associates and excluding the Athabasca Oil Sands Project in Canada for the full year 2004, is also expected to increase compared to the full year 2003. The unit DD&A increase for the full year 2004 reflects exchange rate, new production, exploration charges and reserves reduction.

  Reported hydrocarbon production was 3,578 thousand boe per day and 5% lower than in the same period a year ago. A decrease of 2% if the effect of divestments (95 thousand boe per day) and the price effect on production entitlements is excluded.

  Production for 2004 is expected to be 3.7 to 3.8 million boe per day subject to price effects on production entitlements. Production in 2005 and 2006 is likely to remain in the range of 3.5 to 3.8 million boe per day, again subject to price effects. The latest outlook for the proven reserves replacement ratio (RRR) for 2004 is some 60% to 80%.

  Gas & Power segment earnings were $338 million compared to $452 million a year ago, which included $140 million credits mainly from asset divestments gains. Earnings reflected strong LNG performance and gains from asset divestments ($18 million) offset by significantly lower Marketing and Trading performance in North America.

  Oil Products CCS segment earnings were $1,555 million compared to $975 million a year ago. Higher refining intake and increased global refining margins driven primarily by strength in gasoline demand and industry turnaround activities contributed largely to the 59% growth in CCS earnings.

  Chemicals segment earnings were a profit of $371 million compared to a profit of $61 million in the same quarter last year. Earnings this quarter benefited from strong demand and high asset utilisation rates, which resulted in improved margins.

  Capital investment for the quarter was $3.0 billion, excluding the minority share in Sakhalin amounting to $0.4 billion, versus $3.2 billion a year ago. The full-year capital investment is still expected to be some $14.5 billion to $15.0 billion, excluding the minority share of Sakhalin.

  The Return on Average Capital Employed (ROACE) on a net income basis for the twelve months to June 30, 2004 was 15.5%.

  At the end of the quarter the debt ratio was 17.0%; cash and cash equivalents amounted to $2.4 billion.

  Cash flow from operating activities for the quarter was $4.8 billion. This cash, together with divestment proceeds ($0.3 billion), funded capital expenditure ($2.9 billion), a decrease in debt of $0.5 billion and dividend payments to Parent Companies and minority interests of $4.7 billion. Cash and cash equivalents fell by $3.3 billion.

  Proceeds from divestments of $0.3 billion were from various items including the divestment of upstream assets in Bangladesh and power assets in the USA.

Group investments and portfolio developments

In Exploration and Production, a final investment decision was taken for the development of the Pohokura gas field in New Zealand (Shell share 48%). First gas is anticipated to flow in mid 2006. In the Gulf of Mexico, production started from the Coulomb (Shell share 100% in Coulomb 2 and 67% in Coulomb 3) and Llano (Shell share 27.5%) developments. The Coulomb wells are tied back to the Na Kika floating development system and are the two deepest wells in the world in terms of water depth.

During the quarter, the divestment of Shell’s upstream assets in Bangladesh was completed and an agreement was reached for the sale of the offshore Rosetta concession (Shell share 40%) in Egypt.

In exploration, Shell was awarded two operatorships and two partnership licences in the 18th licencing round in Norway.

Shell and Qatar Petroleum signed an integrated Development and Production Sharing Agreement, which provides the fiscal and legal terms for the Pearl Gas to Liquids (GtL) project. The project, for a 140 thousand barrels per day plant of GtL products as well as at least 60 thousand barrels per day of associated condensate and liquefied petroleum gas, was announced earlier by Qatar Petroleum and Shell. The agreement is a significant step towards a final investment decision expected early 2006.

The Sakhalin II LNG project (Shell share 55%) increased its long term sales of liquefied natural gas (LNG) to Tokyo Electric Power Company of Japan to 1.5 million tonnes per annum (mtpa), up from the original volume of 1.2 mtpa. In addition, Tokyo Electric has declared up to 0.7 million tonnes of additional early volumes in 2007 and 2008. Kyushu Electric Power Company of Japan signed an LNG sale and purchase agreement (SPA) with Sakhalin Energy with deliveries to commence in 2009.

Gas & Power also completed its 11th Coal gasification technology licence deal with the signing with Zhongyuan Dahua Group of China.

Gasunie (Shell share 25%) took the final investment decision on a Euro 500 million gas pipeline from the Netherlands to the UK which will be used inter alia to supply some 770 million standard cubic feet per day of gas over a 10 year period under a new gas supply contract to the UK.

Consistent with the strategy of rationalising its power interests Shell sold its (40%) equity interest in Tenaska Gateway Partners Ltd in the USA and InterGen (Shell share 68%) diluted its interests in three operational power plants in Turkey. Further rationalisation activities are underway.

Oil Products strategy of active portfolio management and focus on market leadership resulted in a number of actions being either completed or announced in the second quarter 2004.

In the USA, the sale of the Delaware City Refinery (Shell share 50%) was finalised early in the quarter. Additionally the sale of the Texaco and Great Plains product pipeline and storage assets and the sale of the Midwest refined product pipeline system and storage assets were announced in July. These sales are expected to close in the third and fourth quarter, respectively, with total anticipated proceeds of $1.0 billion.

Outside the USA, Shell and China Petroleum and Chemical Corporation (Sinopec) signed a joint venture contract to develop a network of about 500 retail service stations in Jiangsu Province in China. The joint venture, which involves an initial investment of about $200 million, expects to have the network operational within three years of the establishment of the joint venture company. Additionally, Shell announced the sale of its oil products businesses in Portugal excluding lubricants and LPG marketing as well as the intent to sell the oil products retail and commercial businesses in Spain and Peru (July). In July, the sale of a portion of the Group’s ownership in Showa Shell in Japan (some 10% of total shares and the conditional sale of some additional 5% of total shares) to Saudi Aramco was announced for completion in the third quarter of 2004, leaving Shell’s ownership at 34% going forward.

Through the second quarter, additional progress was made in retail network restructuring in the USA and Europe. A total of some 5,400 sites have been rebranded from Texaco to Shell in the USA and some 4,800 Shell sites reimaged. This rebranding effort reflects completion of some 85% of the program envisaged for the USA.

Furthermore, in total some 866 sites have been rebranded from DEA to Shell in Germany.

Shell and BASF announced on 29 July the review of strategic alternatives regarding their joint venture Basell, a global leader in polyolefins, in which they each hold a 50 percent equity interest. The options being reviewed by the shareholders include the sale of their stakes and an equity market transaction.

PTT PolyCanada (Shell share 50%) completed construction in Canada of the first world-scale polytrimethylene terephthalate (PTT) polymer plant with a capacity of 95,000 metric tonnes a year. Production of CORTERRATM polymer used to make carpet and textile fibres, thermoplastics and films is expected to begin in the fourth quarter of 2004.

Earnings by segment

Exploration and Production

SECOND QUARTER			$ million	HALF YEAR
2004	2003	%		2004	2003	%
	As restated				As restated
1,935	1,994	-3	Segment earnings *	4,681	5,014	-7
			* includes: Asset retirement obligations - see note 1		255
2,238	2,352	-5	Crude oil production (thousand b/d)	2,285	2,373	-4
7,773	8,185	-5	Natural gas production available for sale (million scf/d)	8,909	9,335	-5

Second quarter segment earnings of $1,935 million were 3% lower than a year ago. Earnings included a $141 million charge related to the mark-to-market valuations of certain long-term UK gas supply contracts.

Higher oil prices (+35%) and gas prices (5%) were offset by write downs ($330 million after tax) of various exploration assets acquired with Enterprise Oil plc in 2002, lower hydrocarbon production and an increase in the effective tax rate.

These exploration write-downs taken were the result of unsuccessful wells drilled and the completion of extensive geological studies on the prospects in this quarter. Around $35 million after tax relates to exploration drilling costs; the remaining amount relates to the allocation of the original purchase price of Enterprise Oil plc to the assets.

In exploration, new and near field discoveries were made in Egypt, the Gulf of Mexico, North Sea, Netherlands and Oman, with successful appraisals in Malaysia and Norway.

An increase in the effective tax rate includes an increase in the tax burden in Denmark as a result of changes in the fiscal regime effective from the start of 2004. These include the introduction of an additional 20% profits tax and certain restrictions on the use of tax allowances. At current prices, and relative to the same period a year ago, the overall impact of the changes in Denmark is a charge to earnings of about $200 million for the quarter.

Total hydrocarbon production of 3,578 thousand boe per day was 5% lower than in the same period a year ago, reflecting a 5% decrease in both oil and gas production.

The divestment of various assets (USA, UK and Thailand), impacted production by 95 thousand boe per day compared to the same period a year ago. The impact of higher prices on production sharing agreements reduced production entitlements by 23 thousand boe per day.

Excluding divestments and the price effect on production entitlements, hydrocarbon production decreased 2%, reflecting a 2% decrease in oil production and a 1% decrease in gas production.

Compared to a year ago production benefited from the ramp up of the Athabasca Oil Sands Project in Canada (an increase of some 50 thousand barrels per day to 85 thousand barrels per day) and production from new fields (some 130 thousand barrels per day), mainly from Bijupira Salema in Brazil and from Na Kika and Habanero in the USA. Field declines, mostly in the USA and the North Sea, reduced production by about 5% or some 180 thousand boe per day. Production was further impacted by unplanned downtime of the Mars platform in the Gulf of Mexico and extended downtime of the Nelson platform in the North Sea totalling some 80 thousand boe per day.

Capital investment in the second quarter of $2,345 million was 2% lower than the corresponding period last year and included exploration expense of $256 million.

Gas & Power

SECOND QUARTER			$ million	HALF YEAR
2004	2003	%		2004	2003	%
338	452	-25	Segment earnings *	863	1,958	-56
-	-		* includes: Special credits/(charges) – see note 3	-	1,036
2.44	2.22	+10	Equity LNG sales volume (million tonnes)	4.95	4.55	+9

Second quarter segment earnings of $338 million compares with earnings of $452 million a year ago. Excluding divestment gains this year of $18 million and credits mainly from asset divestment gains a year ago ($140 million), the current quarter results were similar to a year ago. Strong LNG earnings were offset by significantly lower Marketing and Trading performance in North America, which was very strong a year ago. The strong LNG performance was driven by higher volumes (+10%) due to strong global demand, Malaysia Tiga LNG ramp up of volume and Nigeria LNG Train 3 now operating at plateau in 2004. Realised LNG prices were broadly flat compared to the same period last year. Higher dividends received from Midstream businesses in Europe and the USA contributed an additional $20 million, more than compensating for the loss of income from divested European Midstream assets. The earnings from the Gas-to-Liquids plant in Malaysia were higher following the 2003 debottlenecking of the capacity and high availability. Separately a $30 million legal provision is included in the result for the second quarter of 2004.

Oil Products

SECOND QUARTER			$ million	HALF YEAR
2004	2003	%		2004	2003	%
	As restated				As restated
1,804	291		Segment earnings	3,317	1,640
249	(684)		CCS adjustment	639	(391)
1,555	975	+59	Segment CCS earnings	2,678	2,031	+32
4,191	4,127	+2	Refinery intake (thousand b/d)	4,158	4,147	-
7,469	7,474	-	Oil product sales (thousand b/d)	7,504	7,407	+1

Second quarter segment earnings were $1,804 million compared to $291 million for the same period a year ago.

Second quarter CCS segment earnings were $1,555 million compared to $975 million, a 59% increase over the same period a year ago. The year-on-year increase reflects a significant improvement in refining earnings largely due to strong refining margins in all regions and an overall improvement of 2% in refining intake. Marketing earnings as compared to same period a year ago declined by some 30% due to weaker margins in all regions.

Outside the USA, segment earnings were $1,315 million compared to $252 million a year ago. Outside the USA, segment CCS earnings were $1,094 million versus $839 million a year ago representing a 30% increase.

Higher refining earnings in all regions resulted from stronger margins and a two percentage-point improvement in refinery utilisation. Increased refining margins in Europe and Asia Pacific were driven largely by heavy industry turnaround activity and strong demand specifically in the USA and China. Marketing earnings declined versus the same period a year ago primarily due to a reduction in marketing sales as well as a decline in Asia Pacific marketing margins. Performance in the global businesses of Aviation, LPG and Trading all improved over the same period a year ago.

In the USA, segment earnings were $489 million compared to $39 million a year ago and second quarter CCS earnings were $461 million versus $136 million a year ago.

Refining earnings represent the majority of this improvement, offset slightly by a decline in marketing and transportation earnings. Refining margins increased during the quarter supported by strong gasoline prices resulting from low stocks and planned and unplanned industry refinery outages. Total refining intake increased by 1% and plant utilisation improved by four percentage-points compared to the same period a year ago. Marketing earnings declined due primarily to lower margins and reduced sales driven largely by the high gasoline prices and also the ongoing rationalization of the retail network caused total marketing sales to reduce by 6% versus the same period a year ago. Trading performance improved during the quarter offset by lower transportation earnings mainly due to impacts from portfolio actions.

Chemicals

SECOND QUARTER			$ million	HALF YEAR
2004	2003	%		2004	2003	%
	As restated				As restated
371	61	+508	Segment earnings	553	115	+381
6,182	5,644	+10	Sales volumes (thousand tonnes)	12,116	11,465	+6

Segment earnings for the second quarter were a profit of $371 million compared with a profit of $61 million last year. Earnings this quarter benefited from volume growth and improved unit margins as a result of high asset utilisation rates and strong demand. Sales volumes, excluding feedstock trading, grew by 10% compared with the same quarter last year primarily due to increased demand and capacity additions and volume coming from new units. Volume growth was strong in Europe and in the USA. Average price realisations were up 18% helping to offset increases in feedstock and energy prices. Fixed costs were relatively flat compared to last year.

Other industry segments

SECOND QUARTER		$ million	HALF YEAR
2004	2003		2004	2003
(9)	(27)	Segment earnings	(23)	(67)

Segment earnings for the second quarter were a loss of $9 million and improved compared to a year ago.

Corporate

SECOND QUARTER		$ million	HALF YEAR
2004	2003		2004	2003
(289)	(112)	Segment net costs	(440)	(380)

Second quarter net costs of $289 million include the provision of $120 million described on page 2, and reflects lower insurance results compared to a year ago.

Note

The results shown for the second quarter are unaudited.

The results for the Royal Dutch/Shell Group of Companies for the second quarter 2004 and previous quarters as shown reflect the accounting policies as stated in Note 3 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2003 Annual Reports and Accounts on pages 54 to 57. Previous periods have been restated accordingly.

Quarterly results are expected to be announced on 28 October 2004 for the third quarter.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

29 July 2004

Appendix 1: Group financial statements and tables

Statement of income

QUARTERS				$ million	HALF YEAR
Q2	Q1	Q2
2004	2004	2003	% [1]		2004	2003	%
	As restated	As restated				As restated
80,418	76,209	64,862	+24	Sales proceeds	156,627	134,214	+17
				Sales taxes, excise duties and
17,869	18,131	16,804		similar levies	36,000	32,364
___________	___________	___________			___________	___________
62,549	58,078	48,058	+30	Net proceeds	120,627	101,850	+18
51,725	47,579	40,323		Cost of sales	99,304	84,114
___________	___________	___________			___________	___________
10,824	10,499	7,735	+40	Gross profit	21,323	17,736	+20
				Selling, distribution and
3,661	3,395	3,427		administrative expenses	7,056	6,450
880	125	152		Exploration	1,005	400
159	136	145		Research and development	295	277
___________	___________	___________			___________	___________
6,124	6,843	4,011	+53	Operating profit of Group companies	12,967	10,609	+22
				Share of operating profit of
1,569	1,295	787		associated companies	2,864	2,064
___________	___________	___________			___________	___________
7,693	8,138	4,798	+60	Operating profit	15,831	12,673	+25
205	610	175		Interest and other income	815	1,644
307	312	300		Interest expense	619	674
(41)	(26)	(102)		Currency exchange gains/(losses)	(67)	(119)
___________	___________	___________			___________	___________
7,550	8,410	4,571	+65	Income before taxation	15,960	13,524	+18
3,400	3,609	1,912		Taxation	7,009	5,499
___________	___________	___________			___________	___________
4,150	4,801	2,659	+56	Income after taxation	8,951	8,025	+12
148	142	55		Minority interests	290	154
-	-	-		Cumulative effect of a change in accounting principle, net of tax, for asset retirement obligations	-	255
___________	___________	___________			___________	___________
4,002	4,659	2,604	+54	NET INCOME	8,661	8,126	+7
___________	___________	___________			___________	___________
[1] Q2 on Q2 change

Earnings by segment

QUARTERS				$ million	HALF YEAR
Q2	Q1	Q2
2004	2004	2003	% [1]		2004	2003	%
	As restated	As restated		Exploration and Production:		As restated
1,246	1,998	1,345	-7	World outside USA	3,244	3,630	-11
689	748	649	+6	USA	1,437	1,384	+4
___________	___________	___________			___________	___________
1,935	2,746	1,994	-3		4,681	5,014	-7
___________	___________	___________			___________	___________
				Gas & Power:
380	448	356	+7	World outside USA	828	1,828	-55
(42)	77	96	-	USA	35	130	-73
___________	___________	___________			___________	___________
338	525	452	-25		863	1,958	-56
___________	___________	___________			___________	___________
				Oil Products:
1,094	960	839	+30	World outside USA	2,054	1,768	+16
461	163	136	+239	USA	624	263	+137
___________	___________	___________			___________	___________
1,555	1,123	975	+59		2,678	2,031	+32
___________	___________	___________			___________	___________
				Chemicals:
305	231	166	+84	World outside USA	536	362	+48
66	(49)	(105)	-	USA	17	(247)	-
___________	___________	___________			___________	___________
371	182	61	+508		553	115	+381
___________	___________	___________			___________	___________
(9)	(14)	(27)		Other industry segments	(23)	(67)
___________	___________	___________			___________	___________
4,190	4,562	3,455	+21	TOTAL OPERATING SEGMENTS	8,752	9,051	-3
___________	___________	___________			___________	___________
				Corporate:
(193)	(163)	(178)		Interest income/(expense)	(356)	(437)
-	(9)	(19)		Currency exchange gains/(losses)	(9)	(29)
(96)	21	85		Other - including taxation	(75)	86
___________	___________	___________			___________	___________
(289)	(151)	(112)			(440)	(380)
___________	___________	___________			___________	___________
(133)	(122)	(86)		Minority interests	(255)	(163)
___________	___________	___________			___________	___________
3,768	4,289	3,257	+16	CCS EARNINGS	8,057	8,508	-5
___________	___________	___________			___________	___________
234	370	(653)		CCS adjustment for Oil Products	604	(382)
___________	___________	___________			___________	___________
4,002	4,659	2,604	+54	NET INCOME	8,661	8,126	+7
___________	___________	___________			___________	___________
[1] Q2 on Q2 change

Summarised statement of assets and liabilities

$ million

	June 30	Mar 31	June 30
	2004	2004	2003
Fixed assets:		As restated	As restated
Tangible fixed assets	85,802	86,853	81,599
Intangible fixed assets	4,710	4,708	4,747
Investments	22,677	22,637	21,785
	___________	___________	___________
	113,189	114,198	108,131
	___________	___________	___________
Other long-term assets	10,322	9,915	8,059
Current assets:
Inventories	14,558	13,615	12,038
Accounts receivable	32,552	30,664	28,316
Cash and cash equivalents	2,448	5,732	1,937
	___________	___________	___________
	49,558	50,011	42,291
	___________	___________	___________
Current liabilities:
Short-term debt	6,888	7,548	9,564
Accounts payable and accrued liabilities	33,892	32,377	30,762
Taxes payable	9,673	9,950	7,209
Dividends payable to Parent Companies	3,880	5,091	2,520
	___________	___________	___________
	54,333	54,966	50,055
	___________	___________	___________
Net current assets/(liabilities)	(4,775)	(4,955)	(7,764)
	___________	___________	___________
Total assets less current liabilities	118,736	119,158	108,426
	___________	___________	___________
Long-term liabilities:
Long-term debt	9,503	9,728	7,209
Other	6,551	6,189	6,104
	___________	___________	___________
	16,054	15,917	13,313
	___________	___________	___________
Provisions:
Deferred taxation	12,880	13,392	12,639
Other	9,556	9,300	9,469
	___________	___________	___________
	22,436	22,692	22,108
	___________	___________	___________
Minority interests	4,161	3,788	3,259
	___________	___________	___________
NET ASSETS	76,085	76,761	69,746
	___________	___________	___________

Summarised statement of cash flows (Note 6)

QUARTERS			$ million	HALF YEAR
Q2	Q1	Q2
2004	2004	2003		2004	2003
	As restated	As restated	CASH FLOW PROVIDED BY		As restated
			OPERATING ACTIVITIES:
4,002	4,659	2,604	Net income	8,661	8,126
3,130	2,617	2,431	Depreciation, depletion and amortisation	5,747	4,963
(22)	(663)	(149)	(Profit)/loss on sale of assets	(685)	(1,450)
(1,845)	1,499	821	Decrease/(increase) in net working capital	(346)	784
			Associated companies:
(15)	(297)	217	dividends more/(less) than net income	(312)	(90)
(52)	357	2	Deferred taxation and other provisions	305	355
(385)	(375)	(501)	Other	(760)	(575)
___________	___________	___________		___________	___________
4,813	7,797	5,425	Cash flow provided by operating activities	12,610	12,113
___________	___________	___________		___________	___________
			CASH FLOW USED IN
			INVESTING ACTIVITIES:
(2,881)	(2,427)	(3,081)	Capital expenditure	(5,308)	(5,254)
125	728	105	Proceeds from sale of assets	853	373
(67)	(425)	130	Net investments in associated companies	(492)	(191)
10	942	44	Proceeds from sale and other movements in investments	952	1,719
___________	___________	___________		___________	___________
(2,813)	(1,182)	(2,802)	Cash flow used in investing activities	(3,995)	(3,353)
___________	___________	___________		___________	___________
			CASH FLOW PROVIDED BY/
			(USED IN) FINANCING ACTIVITIES:
(409)	(40)	306	Net increase/(decrease) in long-term debt	(449)	(103)
(84)	(3,003)	(445)	Net increase/(decrease) in short-term debt	(3,087)	(3,416)
311	277	(465)	Change in minority interests	588	(453)
(4,586)	-	(3,779)	Dividends paid to: Parent Companies	(4,586)	(3,779)
(72)	(46)	(108)	Minority interests	(118)	(151)
___________	___________	___________		___________	___________
(4,840)	(2,812)	(4,491)	Cash flow provided by/(used in) financing activities	(7,652)	(7,902)
___________	___________	___________		___________	___________
			Parent Companies' shares: net
(416)	(8)	(253)	sales/(purchases) and dividends received	(424)	(568)
			Currency translation differences relating
(28)	(15)	67	to cash and cash equivalents	(43)	91
___________	___________	___________		___________	___________
(3,284)	3,780	(2,054)	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	496	381
___________	___________	___________		___________	___________

Operational data - Upstream

QUARTERS					HALF YEAR
Q2	Q1	Q2
2004	2004	2003%[1]			2004	2003	%
	As restated	As restated				As restated
thousand b/d				CRUDE OIL PRODUCTION	thousand b/d
601	605	665		Europe	603	703
383	443	337		Africa	414	340
247	258	294		Asia Pacific	252	295
469	441	501		Middle East, Russia, CIS	455	487
350	390	423		USA	370	441
103	113	95		Other Western Hemisphere	108	88
___________	___________	___________			_________	_________
2,153	2,250	2,315		Total crude oil production excluding oil sands	2,202	2,354
85	82	37		Oil sands	83	19
___________	___________	___________			_________	_________
2,238	2,332	2,352	-5	Total crude oil production including oil sands	2,285	2,373	-4
___________	___________	___________			_________	_________
Million scf/d [2]				NATURAL GAS PRODUCTION	million scf/d [2]
				AVAILABLE FOR SALE
2,756	4,969	2,649		Europe	3,863	3,931
379	346	374		Africa	362	328
2,025	2,118	2,159		Asia Pacific	2,071	2,127
743	672	817		Middle East, Russia, CIS	708	785
1,327	1,405	1,627		USA	1,366	1,630
543	535	559		Other Western Hemisphere	539	534
___________	___________	___________			_________	_________
7,773	10,045	8,185	-5		8,909	9,335	-5
___________	___________	___________			_________	_________
Million scm/d [3]					million scm/d [3]
78	140	75		Europe	109	111
11	10	11		Africa	10	9
57	60	61		Asia Pacific	59	60
21	19	23		Middle East, Russia, CIS	20	23
38	40	46		USA	39	46
15	15	16		Other Western Hemisphere	15	15
___________	___________	___________			_________	_________
220	284	232	-5		252	264	-5
___________	___________	___________			_________	_________
thousand b/d				BARRELS OF OIL EQUIVALENT	thousand b/d
1,076	1,462	1,122		Europe	1,269	1,381
448	503	401		Africa	476	397
596	623	666		Asia Pacific	609	662
597	557	642		Middle East, Russia, CIS	577	622
579	632	704		USA	606	722
197	205	191		Other Western Hemisphere	201	180
___________	___________	___________			_________	_________
3,493	3,982	3,726		Total production excl oil sands	3,738	3,964
85	82	37		Oil sands	83	19
___________	___________	___________			_________	_________
3,578	4,064	3,763	-5	Total production incl oil sands	3,821	3,983	-4
___________	___________	___________			_________	_________
1 Q2 on Q2 change
[2] scf/d = standard cubic feet per day
[3] scm/d = standard cubic metres per day
___________	___________	___________			_________	_________

Operational data – Upstream (continued)

QUARTERS					HALF YEAR
Q2	Q1	Q2
2004	2004	2003%[1]			2004	2003	%
	As restated	As restated				As restated
million tonnes				LIQUEFIED NATURAL GAS (LNG)	million tonnes
2.44	2.51	2.22	+10	Equity LNG sales volume	4.95	4.55	+9
$/bbl				Realised Oil Prices		$/bbl
33.82	30.23	25.04		WOUSA	32.10	27.53
33.64	31.24	25.23		USA	32.35	27.22
33.80	30.36	25.07		Global	32.13	27.49
$/thousand scf				Realised Gas Prices	$/thousand scf
3.81	3.51	3.67		Europe	3.62	3.23
2.89	2.99	2.66		WOUSA (including Europe)	2.95	2.66
6.08	5.81	5.63		USA	5.94	6.25
3.52	3.46	3.34		Global	3.49	3.39
1 Q2 on Q2 change

Operational data - Downstream

QUARTERS					HALF YEAR
Q2	Q1	Q2
2004	2004	2003%[1]			2004	2003	%
thousand b/d					thousand b/d
				REFINERY PROCESSING INTAKE
1,814	1,716	1,736		Europe	1,765	1,776
956	932	960		Other Eastern Hemisphere	944	962
1,103	1,076	1,097		USA	1,090	1,068
318	402	334		Other Western Hemisphere	359	341
_________	_________	_________			_________	_________
4,191	4,126	4,127	+2		4,158	4,147	-
_________	_________	_________			_________	_________
				OIL SALES
2,765	2,707	2,820		Gasolines	2,736	2,749
803	786	745		Kerosines	794	776
2,284	2,298	2,302		Gas/Diesel oils	2,291	2,282
848	971	849		Fuel oil	910	857
769	777	758		Other products	773	743
_________	_________	_________			_________	_________
7,469	7,539	7,474	-	Total oil products*	7,504	7,407	+1
4,875	5,346	4,621		Crude oil	5,110	4,813
_________	_________	_________			_________	_________
12,344	12,885	12,095	+2	Total oil sales	12,614	12,220	+3
_________	_________	_________			_________	_________
				*comprising
2,015	2,134	2,115		Europe	2,074	2,087
1,370	1,294	1,286		Other Eastern Hemisphere	1,332	1,279
2,507	2,509	2,503		USA	2,508	2,360
731	742	735		Other Western Hemisphere	737	724
846	860	835		Export sales	853	957
thousand tonnes				CHEMICAL SALES VOLUMES BY MAIN PRODUCT CATEGORY[2]**	thousand tonnes
3,605	3,472	3,300		Base chemicals	7,077	6,472
2,446	2,368	2,330		First line derivatives	4,814	4,867
131	94	14		Other	225	126
_________	_________	_________			_________	_________
6,182	5,934	5,644	+10		12,116	11,465	+6
_________	_________	_________			_________	_________
				**comprising
2,683	2,514	2,392		Europe	5,197	4,955
1,360	1,429	1,302		Other Eastern Hemisphere	2,789	2,549
1,973	1,830	1,776		USA	3,803	3,603
166	161	174		Other Western Hemisphere	327	358
$ million				CHEMICAL SALES - NET PROCEEDS[3]	$ million
1,870	1,625	1,446		Europe	3,495	2,936
1,013	956	707		Other Eastern Hemisphere	1,969	1,460
1,459	1,250	1,117		USA	2,709	2,234
140	124	184		Other Western Hemisphere	264	365
_________	_________	_________			_________	_________
4,482	3,955	3,454	+30		8,437	6,995	+21
642	461	322		By-products	1,103	702
_________	_________	_________			_________	_________
5,124	4,416	3,776	+36		9,540	7,697	+24
_________	_________	_________			_________	_________
[1] Q2 on Q2 change
[2] Excluding volumes sold by associate companies, chemical feedstock trading and by-products
[3] Excluding proceeds from associate companies and chemical feedstock trading

Capital investment

QUARTERS			$ million	HALF YEAR
Q2	Q1	Q2
2004	2004	2003		2004	2003
	As restated	As restated	Capital expenditure:		As restated
			Exploration and Production:
1,705	1,455	1,807	World outside USA	3,160	2,994
272	276	396	USA	548	693
___________	___________	___________		___________	___________
1,977	1,731	2,203		3,708	3,687
___________	___________	___________		___________	___________
			Gas & Power:
351	316	222	World outside USA	667	434
18	5	12	USA	23	13
___________	___________	___________		___________	___________
369	321	234		690	447
___________	___________	___________		___________	___________
			Oil Products:
			Refining:
137	87	93	World outside USA	224	159
68	53	90	USA	121	217
___________	___________	___________		___________	___________
205	140	183		345	376
___________	___________	___________		___________	___________
			Marketing:
201	141	246	World outside USA	342	361
11	10	48	USA	21	87
___________	___________	___________		___________	___________
212	151	294		363	448
___________	___________	___________		___________	___________
			Chemicals:
28	25	32	World outside USA	53	56
37	33	82	USA	70	148
___________	___________	___________		___________	___________
65	58	114		123	204
___________	___________	___________		___________	___________
53	26	53	Other segments	79	94
___________	___________	___________		___________	___________
2,881	2,427	3,081	TOTAL CAPITAL EXPENDITURE	5,308	5,256
___________	___________	___________		___________	___________
			Exploration expense:
222	73	116	World outside USA	295	255
34	43	37	USA	77	121
___________	___________	___________		___________	___________
256	116	153		372	376
___________	___________	___________		___________	___________
			New equity investments in associated companies:
100	89	1	World outside USA	189	120
1	239	9	USA	240	33
___________	___________	___________		___________	___________
101	328	10		429	153
___________	___________	___________		___________	___________
114	80	158	New loans to associated companies	194	354
___________	___________	___________		___________	___________
3,352	2,951	3,402	TOTAL CAPITAL INVESTMENT*	6,303	6,139
___________	___________	___________		___________	___________
			*comprising
2,345	1,937	2,394	Exploration and Production	4,282	4,198
377	565	247	Gas & Power	942	568
421	300	473	Oil Products	721	831
144	118	223	Chemicals	262	430
65	31	65	Other segments	96	112
___________	___________	___________		___________	___________
3,352	2,951	3,402		6,303	6,139
___________	___________	___________		___________	___________

Basic earnings per share (Note 8)

QUARTERS				HALF YEAR
Q2	Q1	Q2
2004	2004	2003		2004	2003
	As restated	As restated	ROYAL DUTCH		As restated
0.98	1.10	0.68	Net income per share (€)	2.08	2.19
1.18	1.38	0.77	Net income per share ($)	2.56	2.39
0.92	1.01	0.84	CCS earnings per share (€)	1.94	2.28
1.11	1.27	0.96	CCS earnings per share ($)	2.38	2.50
			SHELL TRANSPORT
9.3	10.7	6.8	Net income per share (pence)	20.0	21.2
1.02	1.17	0.66	Net income per ADR ($)	2.19	2.04
8.8	9.8	8.4	CCS earnings per share (pence)	18.6	22.2
0.95	1.08	0.82	CCS earnings per ADR ($)	2.03	2.14

Diluted earnings per share (Note 8)

QUARTERS				HALF YEAR
Q2	Q1	Q2
2004	2004	2003		2004	2003
	As restated	As restated	ROYAL DUTCH		As restated
0.98	1.10	0.68	Net income per share (€)	2.08	2.19
1.18	1.37	0.77	Net income per share ($)	2.56	2.39
0.92	1.01	0.84	CCS earnings per share (€)	1.94	2.28
1.11	1.26	0.96	CCS earnings per share ($)	2.38	2.50
			SHELL TRANSPORT
9.3	10.7	6.8	Net income per share (pence)	20.0	21.2
1.01	1.17	0.66	Net income per ADR ($)	2.19	2.04
8.8	9.8	8.4	CCS earnings per share (pence)	18.6	22.2
0.95	1.08	0.82	CCS earnings per ADR ($)	2.03	2.14

Notes

NOTE 1. Accounting policies

US accounting standard FAS 143 is effective for the Group from the first quarter of 2003 and required that an entity recognises the discounted ultimate liability for an asset retirement obligation in the period in which it is incurred together with an offsetting asset. The cumulative effect of the change has been included within net income for the first quarter of 2003.

The quarterly Group financial statements reflect the impact of the reserves restatement, the change in accounting policy for inventories, the change in the treatment of exploration cost and the change in the treatment of certain gas contracts consistent with the 2003 annual report (see Note 2 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2003 Annual Reports and Accounts on pages 52 to 54).

The Group's accounting policies are unchanged from those set out in Note 3 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2003 Annual Reports and Accounts on pages 54 to 57.

The quarterly Group financial statements have been prepared on a US GAAP basis, which differs from accounting principles as required by Dutch law (Dutch GAAP). Net income on a Dutch GAAP basis amounted to a profit of $8,577 million (under US GAAP $8,661 million) in the first six months of 2004, compared to a profit of $8,042 million (under US GAAP $8,126 million) in the same period a year ago.

On a Dutch GAAP basis basic earnings per share are €0.02 lower for Royal Dutch and 0.2p lower for Shell Transport for the period January to June 2004 and for the same period a year ago were €0.02 lower for Royal Dutch and 0.2p lower for Shell Transport. The difference between Dutch GAAP and US GAAP is caused by the fact that goodwill is not amortised under US GAAP but instead tested for impairment.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

To facilitate a better understanding of the underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products segment earnings. It should be noted that CCS earnings is not a measure of financial performance under generally accepted accounting principles in the USA.

On this basis, for the Oil Products segment cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting) and allowance is made for the estimated tax effect. The adjustment from net income on to an estimated current cost of supplies basis has no related balance sheet entry. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory draw down effects. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on the Group’s results of operations.

NOTE 3. Special items

With effect from the first quarter of 2003, certain items which would have been treated as special items under previous practice have not been so treated, in line with SEC Regulation G, on the grounds that items of a similar nature have occurred, or could occur, within a two-year period. Special items were those significant credits or charges resulting from transactions or events which, in the view of management, were not representative of normal business activities of the period and which affect comparability of earnings.

NOTE 4. Return on average capital employed (ROACE)

ROACE on a net income basis is the sum of the current and previous three quarters’ net income plus interest expense, less tax and minority interest (both calculated at the average rate for the Group), as a percentage of the average of the Group share of closing capital employed and the opening capital employed a year earlier. The tax rate and the minority interest components are derived from calculations at the published segment level.

Components of the calculation ($ million):

Net income (four quarters)	13,031
Group share of interest expense after tax	702
ROACE numerator	13,733
Group share of Capital employed - opening	85,770
Group share of Capital employed - closing	91,626
Group share of Capital employed - average	88,698
ROACE	15.5%

NOTE 5. Earnings by industry segment

Operating segment results exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment, and minority interests.

NOTE 6. Statement of cash flows

This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

NOTE 7. Contingencies and litigation – Reserves recategorisation

In connection with the recategorisation of certain hydrocarbon reserves announced on January 9, 2004, a number of shareholder class action complaints have been filed in the United States District Court of New Jersey, the Unites States Securities and Exchange Commission has issued a formal order of private investigation, the United States Department of Justice has commenced a criminal investigation, the UK Financial Services Authority has served formal notice of investigation under the Financial Services and Markets Act 2000 and Euronext Amsterdam and the Dutch Authority Financial Markets are investigating the issues related to the reserves recategorisation. Management of the Group cannot currently predict the manner and timing of the resolution of these pending matters, is currently unable to estimate the range of possible losses from such matters and does not currently believe the resolution of these pending matters will have a material impact on the Group’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

NOTE 8. Earnings per share

Group net income, before parent companies’ own cost and income, is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in the Royal Dutch and Shell Transport 2003 Annual Reports and Accounts in Note 1 on page 52). For the purposes of these calculations, Group CCS earnings are shared in the proportion 60:40. For Royal Dutch and Shell Transport, earnings per share in euro and sterling respectively are translated from underlying US dollars at average rates for the period.

In the first quarter of 2001, Royal Dutch and Shell Transport each commenced a share buyback programme under authorisation granted at shareholders' meetings in May 2000. All Shell Transport shares bought as part of this programme are cancelled immediately. Royal Dutch shares bought as part of this programme can only be cancelled in arrears after such a resolution has been passed at the General Meeting of Royal Dutch shareholders. The last such resolution was on June 28, 2004 for shares bought under this programme since the previous General Meeting. For the purpose of earnings per share calculations all shares bought under the share buyback programme are deemed to have been cancelled upon the day of purchase.

With effect from the fourth quarter of 2003, shares of Royal Dutch and Shell Transport held by Group companies in respect of share options and other incentive compensation plans are deducted in determining basic earnings per share.

Basic earnings per share calculations, are based on the following weighted average number of shares:

	Q2	Q1	Q2	Half year	Half year
	2004	2004	2003	2004	2003
Royal Dutch shares of €0.56 (millions)	2,029.1	2,033.2	2,036.7	2,031.2	2,040.2
Shell Transport shares of 25p (millions)	9,501.9	9,519.3	9,525.0	9,510.7	9,538.7

Diluted earnings per share calculations, are based on the following weighted average number of shares. This includes dilutive number of shares (stock options currently in-the-money) and excludes shares held by Group companies:

	Q2	Q1	Q2	Half year	Half year
	2004	2004	2003	2004	2003
Royal Dutch shares of €0.56 (millions)	2,031.1	2,034.4	2,037.4	2,032.7	2,040.7
Shell Transport shares of 25p (millions)	9,505.4	9,519.5	9,528.4	9,512.5	9,540.9

Shares at the end of the following periods are:

	Q2	Q1	Q2
	2004	2004	2003
Royal Dutch shares of €0.56 (millions)	2,025.4	2,033.2	2,034.4
Shell Transport shares of 25p (millions)	9,485.7	9,520.7	9,519.1

One American Depository Receipt (ADR) or New York Share is equal to six 25p Shell Transport shares.

All amounts shown throughout this report are unaudited.

Appendix 2: Market Commentary

Brent crude prices averaged $35.35 a barrel in the second quarter compared with $26.05 a barrel in the same quarter last year. WTI prices averaged $38.30 a barrel compared with $29.00 a year earlier. Crude prices for the balance of this year will be influenced strongly by OPEC-10 supply, the pace of Iraqi oil export recovery, the rate of global economic expansion, particularly in the US and China and the severity of northern hemisphere winter.

Second quarter natural gas prices at the US Henry Hub continued to be strong by historical standards, averaging $6.09 per million Btu versus $5.61 per million Btu in the first quarter of 2004 and $5.63 per million Btu in the second quarter of 2003. While high oil and coal prices are playing a role in supporting gas prices in what is normally a weak quarter for pricing, factors specific to the gas market are playing an even more significant role. This reflects gas demand in both industry and power generation and a limited impact on US gas supply from a continued rise in US domestic gas-directed drilling activity combined and from small increases in pipeline imports from Canada and in LNG imports in the USA.

Refining margins in the second quarter were supported by a worldwide strength in gasoline. Middle distillate strength emerged late in the quarter due to rising global aviation demand and support from heating oil. Fuel oil prices were weak impacting margins negatively in Europe and Singapore where conversion complexity is lower than in the USA. US Gulf Coast and US West Coast margins were high due to gasoline strength and low stocks, strong demand and restricted supply following extended refinery turnarounds and the introduction of tighter specifications. European margins were supported by turnaround activities and gasoline arbitrage opportunities to the USA and lower transatlantic freight rates. Singapore margins were supported by turnaround activities in the Far East and Arab Gulf and Chinese domestic demand for gasoline and middle distillates. In the second quarter of 2004, industry refining margins averaged $9.65, $14.40, $4.95 and $1.65 a barrel in US Gulf Coast, US West Coast, Rotterdam, and Singapore, compared to respectively $3.85, $4.50, $2.55 and $0.10 a barrel last year. US and European margins may fall back from the levels of the second quarter later this year. Price and margin volatility may occur in the USA due to low stock levels and the tighter gasoline specifications. Singapore margins may revert to a lower level for the rest of this year and continue to be influenced by Chinese product demand growth.

During the second quarter demand for petrochemicals continued to improve contributing to further gains in operating rates. With rising capacity utilisation and tight supply, chemicals margins and profitability are improving, despite high energy and feedstock costs. High cracker margins were supported by increased cracker loading rates and high co-product prices, notably benzene. Derivatives margins remain under pressure due to high monomer costs and further product price increases may not fully recover cost increases.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 29 July 2004